ENDORSEMENT

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DOLLAR COST AVERAGING OPTION PROVISIONS
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This  endorsement  is attached to and made part of the  Contract as of its issue date or, if later, the date shown below.

Prior to the Annuity Payout Date, the Company offers an Automatic Exchange option, known as the Dollar Cost Averaging option. Under this option, the Owner may authorize the Company to Exchange Contract Value from one Account to one or more of the other Accounts on a monthly, quarterly, semiannual or annual basis in an amount specified by the Owner.

To elect the option, the Owner's Contract Value must be at least $5,000 ($2,000 for a Contract funding a Qualified Plan) at the time the Owner's written request is Received by the Company. The Owner's written request to the Company must set forth the following information: (1) the Account from which Exchanges are to be made; (2) the Account or Accounts to which Exchanges are to be made; (3) the basis on which the amount of the Exchange is to be determined, which may be a specific dollar amount, a fixed percentage or earnings only; (4) the frequency of the Exchanges, which may be monthly, quarterly, semiannual or annual; and (5) the length of time during which Exchanges are to be made or the total amount to be exchanged over time.

Dollar Cost Averaging from the Fixed Account must extend over a minimum period of one year. Exchanges made pursuant to this option must be in a minimum amount of $200 and a minimum of $25 must be allocated to any one Account.

The Company will make Exchanges pursuant to this option on the date specified by the Owner or, if no date is specified, on each monthly, quarterly, semiannual or annual anniversary, whichever corresponds to the period selected by the Owner, of the date the written request in proper form is Received by the Company. Such Exchanges to and from the Subaccounts are made on the basis of the Accumulation Unit Value determined as of the end of the Valuation Period in which they are effected. Exchanges to and from the Fixed Account are made on the basis of Fixed Account Contract Value as of the end of the Valuation Period in which they are effected. Exchanges made pursuant to this option are not included in the six Exchanges allowed per Contract Year.

Exchanges will be made until:  (1) the total amount elected has been  exchanged;
(2) the time period chosen has expired; or (3) Contract Value in the Account or Accounts from which exchanges are made has been depleted. The Owner may terminate the Dollar Cost Averaging option by written request to the Company, and the option will terminate automatically on the Annuity Payout Date or on receipt by the Company of Proof of Death of the Owner. If the Fixed Account is part of the option, the following transactions also will terminate the option automatically: (1) a Purchase Payment allocated to the Fixed Account; and (2) any Exchange to or from the Fixed Account. The Owner may not have in effect at the same time the Dollar Cost Averaging and Asset Rebalancing options.

     FIRST SECURITY BENEFIT LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

              ROGER K. VIOLA           HOWARD R. FRICKE

                Secretary                 President


_____________________________
  Endorsement Effective Date
  (if Other Than Issue Date)

                                                                     55-02110-00
FSB211 (9-94)                                                           SP 02111